STUART PORTFOLIO CONSULTANTS L.P.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1.   ORGANIZATION OF BUSINESS

Stuart Portfolio Consultants L.P. (the "Partnership") was formed on January 28, 1998 under the laws of the state of Delaware as a limited partnership. The Partnership is registered as a broker dealer under the Securities Exchange Act of 1934, is a member of Financial Industry Regulatory Authority, Inc. and is registered with the National Futures Association. The Partnership earns consulting fees by acting as a selling agent for private placement investments or direct participation interests in other investment vehicles. Accordingly, the Partnership does not carry customers' accounts and does not receive, deliver or hold cash or securities in connection with its selling activities. Fees from these activities are earned quarterly based on a percentage of the fees charged by the investment partnerships to the underlying investors. The General Partner of the Partnership is Stuart Portfolio Consultants LLC (the "General Partner").

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. The General Partner believes that the estimates utilized in preparing its financial statements are reasonable and prudent, however, actual results could differ from these estimates.

Revenue recognition

The Partnership recognizes consulting fees on an accrual basis consistent with the terms of the underlying investor referral agreements.

Cash and cash equivalents

The Partnership considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

No provision for federal or state income taxes has been made since the Partnership is not a taxable entity. The partners are individually liable for the taxes on their share of the Partnership's income or loss. The Partnership is, however, subject to the New York City Unincorporated Business Tax ("UBT"). Since the Partnership operated at a net loss for the year ended December 31, 2015, there is no provision for UBT for the year.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014, 2013 and 2012. The Partnership determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

The Partnership has a deferred UBT income tax asset of approximately $59,000 at December 31, 2015 related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $59,000 as the ultimate realization of these benefits is uncertain. The Partnership had net operating loss carry forwards of approximately $1,490,000 as of December 31, 2015 which begin to expire in 2030.

The valuation allowance increased by approximately $9,000 for the year ended December 31, 2015.

Concentrations of credit risk

The Partnership maintains its cash balances at financial institutions. Accounts at the institutions are insured by the Federal Deposit Insurance Corporation up to $250,000.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Concentrations of credit risk (continued)

In the course of its business, the Partnership enters into engagements with various clients. In the event clients do not fulfill their obligations, the Partnership may be exposed to risk. The risk of default depends on the credit worthiness of the client. It is the Partnership's policy to review, as necessary, the credit standing of each client with which it conducts business and, generally, requires no collateral from its clients. There were no accounts receivable amounts written-off in 2015.

For the year ended December 31, 2015, the Partnership had two customers that collectively accounted for approximately 90% of revenue.

Allocation of profits and losses

The Partnership's net income or loss for any fiscal year is allocated to all the partners in accordance with their percentage interests as defined in the Partnership's limited partnership agreement.

Comprehensive income

The Partnership's comprehensive income consists of recognition of the change in funded status of the Partnership's defined benefit pension plan, net of the related income tax effect.

Fair value of financial instruments

The fair value of the Partnership's assets and liabilities, which qualify as financial instruments under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 825 "Financial Instruments – Overall Disclosure", approximates the carrying amounts presented in the statement of financial condition.

Fair Value Measurement

FASB ASC 820, Fair Value Measurement has no material effect on these financial statements.

NOTE 3. NET CAPITAL REQUIREMENTS

   The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed, 10 to 1. At December 31, 2015, the Company had net capital of $100,831, which was $55,831 in excess of its required net capital of $45,000. The Company's net capital ratio was 0.44 to 1.

   The Partnership also is subject to the Commodity Futures Trading Commission's (the "CFTC") minimum financial requirements (Regulation 1.17). Under the "net capital rules" of the CFTC, the Partnership, as an introducing broker, is required to maintain net capital, as defined, of $45,000.

NOTE 4. COMMITMENTS AND CONTINGENT LIABILITIES

   On November 1, 2012 the Partnership entered into a five-year lease agreement for office space, which expires on October 31, 2017. The annual rent under the agreement is $60,000 for the first two years and $62,400 for the next two years. The lease agreement called for a security deposit in the amount of $7,500, which will be returned at the end of the lease term and is included in the statement of financial condition in other assets.

   As of December 31, 2015, future minimum lease rental payments are payable as follows:

For the years ending
December 31:

2016	$	62,400
2017		52,000
	$	114,400

   For the year ended December 31, 2015, the total rent expense amounted to $62,318, which is included on the statement of operations.

   The Company had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2015 or during the year then ended.

NOTE 5.   DEFINED BENEFIT PENSION PLAN

FASB ASC 715, Compensation and Retirement Benefits, requires entities to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income, net of tax, to report the funded status of defined benefit pension and other postretirement benefit plans.

The Partnership had maintained a qualified noncontributory defined benefit pension plan covering all employees. The benefits were based on years of service and the employee's compensation prior to retirement. The pension expense was calculated by the Partnership's actuary using the Projected Unit Credit Cost Method. The Partnership's funding policy is to contribute at least the minimum annual amount permitted under the Employee Retirement Income Security Act of 1974. The defined benefit plan was terminated in 2015.

The following table sets forth the funded status of the Plan as of December 31, 2015.

The plan's funded status is as follows:

Change in benefit obligation:
Benefit obligation at December 31, 2014	$ 1,051,804
Service cost	-
Interest cost	25,353
Actuarial (gain)/loss	(64,862)
Settlements	(1,012,295)
Benefit obligation at December 31, 2015	$ -

Change in plan assets:
Fair value of plan assets at December 31, 2014	$ 1,183,142
Actual return on plan assets	(24,010)
Employer contribution	2,552
Benefits paid	(1,161,684)
Fair value of plan assets at December 31, 2015	$ -

Funded status at end of year	$ -

NOTE 5. DEFINED BENEFIT PENSION PLAN (continued)

Amounts recognized in accumulated other comprehensive
income consist of:

Recognition of unfunded status of defined benefit pension plan	$ 131,338

Information for plans with an accumulated benefit
obligation in excess of plan assets:

Projected benefit obligation	$ 0
Settlement of Plan	$ 1,161,684
Fair value of plan assets	$ 0

Components of net periodic cost and other amounts
recognized in other comprehensive income:

Service cost	$ -
Interest cost	25,353
Expected return on plan assets	(38,869)
Amortization of unrecognized transition (asset/obligation)	-
Amortization of prior service cost	-
Amortization of net (gain)/loss	-
Recognized settlement (gain/loss)	146,525
Net periodic cost	$ 133,009

Other changes in plan assets and benefit obligations
recognized in other comprehensive income:

Net (gain)/loss	$ -
Prior service cost (credit)	-
Amortization of prior service cost	-
Total recognized in other comprehensive income	-
Total recognized in net periodic benefit cost and other comprehensive income	$ 133,009

There are no estimated transition obligation, net loss and prior service cost for the defined benefit pension plan that will be amortized from other comprehensive income into net periodic benefit cost over the next fiscal year.

NOTE 5.   DEFINED BENEFIT PENSION PLAN (continued)

Weighted average assumptions used to determine
benefit obligation at December 31, 2015:

Discount rate	6.00%
Rate of compensation increase	0.00%

Weighted average assumptions used to determine net
periodic benefit cost for year ended December 31, 2014:

Discount rate	6.00%
Expected long-term return on plan assets	7.00%
Rate of compensation increase	0.00%

The Plan terminated effective December 31, 2014 and distributed the Plan assets to the participant during 2015.

NOTE 6.   GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2015 or during the year then ended.

NOTE 7.   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require further disclosure.